Exhibit 21.1

List of Company Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Organization
RBC Life Sciences USA, Inc.	Texas
MPM Medical, Inc.	Texas
BizAdigm, Inc.	Texas
RBC Life Sciences Canada, Inc.	Canada
RBC Life Sciences Korea Co., Ltd.	South Korea